Leonard J. Brandt

August 17, 2009

VIA EDGAR AND VIA FACSIMILE [(202) 772-9203]
Mellissa Campbell Duru
Special Counsel
Daniel Duchovny
Special Counsel
Officer of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-3628

Re:    CNS Response, Inc.

Revised Preliminary Proxy Statement on Schedule 14A filed August 5, 2009 by Leonard J. Brandt
Preliminary Consent Solicitation Statement on Schedule 14A filed August 5, 2009 by Leonard J. Brandt
File No. 000-26285

Dear Ms. Duru:

This letter, in addition to a Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and a Revised Preliminary Consent Solicitation Statement on Schedule 14A (the “Revised Consent Solicitation Statement”), are being concurrently filed in order to address your comments dated August 10, 2009. The following are my responses to your comments:

Revised Preliminary Proxy Statement on Schedule 14A

Cover Letter

1. We note revisions throughout the proxy, proxy card and the cover letter referencing the use of the proxies “to be used at any meeting of Stockholders, and all adjournments and postponements thereof but not in any event later than the next Annual Meeting of Stockholders, and any adjournments thereof.” We refer you to Rule 14a-4(c)(3). It is not apparent that you may exercise discretionary authority in the manner contemplated. If adjournment of a meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. In that regard, the proxy card should include boxes so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also, you will need to revise your document to provide the information required pursuant to Item 21 of Schedule 14A.

The proxy card in the Revised Proxy Statement contains the following additional proposal:

PROPOSAL 2: TO APPROVE ADJOURNMENTS OF THE MEETING FROM TIME TO TIME TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE MEETING TO CONSTITUTE A QUORUM OR TO APPROVE PROPOSAL 1.

☐ FOR ☐ AGAINST ☐ ABSTAIN

The Revised Proxy Statement at page 1 contains the following additional disclosure:

PROPOSAL 2 To approve adjournments of the Meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Meeting to constitute a quorum or to approve Proposal 1.

The Revised Proxy Statement at page 3 contains the following additional disclosure:

Votes of a majority of the shares of Common Stock present in person or represented by proxy at the meeting and entitled to vote are required to approve an adjournment pursuant to Proposal 2 in accordance with the Delaware General Corporation Law and the Bylaws of the Company, even if the number of persons present in person or by proxy is less than a quorum. A vote against or an abstention on Proposal 2 will have the same effect as a vote against an adjournment of the meeting.

If your proxy card is signed and no instructions are indicated on your proxy card, your shares of Common Stock will be voted “FOR” Proposal 2.

The Revised Proxy Statement at page 26 contains the following additional disclosure:

PROPOSAL 2
ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES

The purpose of this proposal is to allow the holder of proxies solicited hereby to vote the shares represented by proxies in favor of adjournment of the Meeting to a later time, in order to allow more time to solicit additional proxies, as necessary if there are insufficient votes at the time of the Meeting to approve Proposal 1.

Any adjournment may be made without notice, other than by an announcement made at the Meeting, of the time, date and place of the adjourned meeting.

Any adjournment of the Meeting for the purpose of soliciting additional proxies will allow the Company’s stockholders who have already sent in their proxies to revoke them at any time prior to their use at the Meeting as adjourned.

If Proposal 2 is approved and a quorum is not present at the Meeting, it is expected that the holder of proxies solicited hereby will vote to adjourn the Meeting in order for Leonard J. Brandt to solicit additional proxies. The lack of a quorum is one circumstance in which there are insufficient votes to approve Proposal 1. A quorum is necessary to hold the Meeting. The holders of a majority of the outstanding shares of Common Stock entitled to be cast as of the record date, represented in person or by proxy, will constitute a quorum for purposes of the Meeting. Once a share of the Company’s common stock is represented at the Meeting, it will be counted for the purposes of determining a quorum and for transacting all business, unless the holder is present solely to object to the Meeting. If no quorum exists, any stockholder and any proxy holder shall have the power to seek to adjourn the meeting from time to time until a quorum shall be present or represented. In accordance with the Delaware General Corporation Law and the Bylaws of the Company, the adoption of an adjournment would require the approval of a majority of the shares of Common Stock present in person or represented by proxy at the Meeting and entitled to vote, even though the number of shares present and entitled to vote is less than a quorum.

If a quorum exists, holders of a majority of the shares of Common Stock present in person or represented by proxy at the Meeting and entitled to vote thereat may adjourn the Meeting. If Proposal 2 is approved, The holder of proxies solicited hereby may approve an adjournment if additional votes are needed to approve Proposal 1.

If your proxy card is signed and dated and no instructions are indicated on your proxy card, your  shares of Common Stock will be voted “FOR” the proxy holder having discretionary authority to approve any adjournment of the Meeting, if a quorum is not present, in person or by proxy, at the Meeting or if necessary to solicit additional proxies to approve Proposal 1.

2. We note the response to prior comment 2. Given the revisions made on the proxy card and in parts of this discussion that emphasize the unavailability of cumulative voting and current Delaware jurisprudence interpreting Section 2115, it is not apparent why the disclosure continues to reference the mechanics of cumulative voting or why disclosure continues to imply that a provisional vote on cumulative voting could be requested. Your response and disclosure suggest that such disclosure is no longer necessary. Accordingly, please remove all disclosure regarding cumulative voting and Section 2115. Also, remove the suggestion that shareholders may request cumulative voting. Alternatively, as requested in our prior comment, revise the proxy and proxy card to address how provisional voting could occur and present this as a separate matter for which you are soliciting proxies/consents.

We have removed all disclosure regarding cumulative voting and Section 2115 from the revised Proxy Statement and the proxy card.

The Nominees Intentions and Present Plans

3. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the following assertions:

•	Mr. Brandt has had “numerous discussions with potential investors in the Company...,”;

•	“...other stockholders had previously expressed interest, and to Mr. Brandt’s knowledge continue to be interested, in being among the investors in the Company’s financings...,”; and,

•	[Mr. Brandt] received from multiple investors their expressions of interest in making substantial investments if the Company reports compelling rEEG technology...” (emphasis added)

Alternatively, remove the statements.

We are providing to you supplementally the information you requested under separate cover and subject to a confidentiality treatment request pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934. The response included in that request has been omitted from the response to this comment.

4. We note your response and the detailed disclosure added in response to comment 7. Given that your nominees currently appear to equal the number of incumbent director slots, it is not apparent that the scenario contemplated would occur. Revise to clarify your disclosure or clarify the circumstances in which the scenario described (i.e., more incumbent directors than there are nominees) would occur.

The Revised Consent Solicitation Statement at page 5 and the Revised Proxy Statement at page 9 contain the following clarified disclosure:

This situation would occur only if, prior to the Meeting, the Company’s Board were to adopt a resolution to increase the Board size and elect directors to fill the seats created.

Thank you once again for all of your comments, which are appreciated.

Sincerely,

/s/ LEONARD J. BRANDT

Leonard J. Brandt